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                                                                    EXHIBIT 12.1

                     BOSTON PROPERTIES LIMITED PARTNERSHIP
               CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Boston Properties Limited Partnership's ratios of earnings to fixed charges for the five years ended December 31, 2002 and the six months ended June 30, 2003 were as follows:

                                                                    Year Ended December 31,
                                         Six Months   ----------------------------------------------------
                                           Ended
                                          June 30,
                                            2003        2002       2001       2000       1999       1998
                                         ----------   --------   --------   --------   --------   --------
                                                              (dollars in thousands)
Earnings:
Add:
    Income before minority interests in
      property partnerships, income
      from unconsolidated joint
      ventures, gains (losses) on sales
      of real estate and land held for
      development, discontinued
      operations, cumulative effect of
      a change in accounting principle
      and preferred distributions         $149,848    $278,722   $246,544   $211,365   $169,227   $128,672
    Gains (losses) on sales of real
      estate and land held for
      development                           68,990     233,304     11,238       (313)     8,735         --
    Amortization of interest
      capitalized                            1,319       2,526        950        415        153         22
    Distributions from unconsolidated
      joint ventures                         5,427       8,692      2,735      1,848        972         --
    Fixed charges (see below)              170,948     316,835    306,709    275,607    242,199    124,164
Subtract:
    Interest capitalized                    (9,054)    (22,510)   (59,292)   (37,713)   (16,953)    (6,933)
    Preferred distributions                (12,802)    (31,258)   (36,026)   (32,994)   (32,111)    (5,830)
                                          --------    --------   --------   --------   --------   --------
Total earnings                            $374,676    $786,311   $472,858   $418,215   $372,222   $240,095
                                          ========    ========   ========   ========   ========   ========
Fixed charges:
    Interest expensed                     $149,092    $263,067   $211,391   $204,900   $193,135   $111,401
    Interest capitalized                     9,054      22,510     59,292     37,713     16,953      6,933
    Preferred distributions                 12,802      31,258     36,026     32,994     32,111      5,830
                                          --------    --------   --------   --------   --------   --------
        Total fixed charges               $170,948    $316,835   $306,709   $275,607   $242,199   $124,164
                                          ========    ========   ========   ========   ========   ========
Ratio of earnings to fixed charges            2.19        2.48       1.54       1.52       1.54       1.93
                                          ========    ========   ========   ========   ========   ========

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. Earnings consist of income before minority interests in property partnerships, income from unconsolidated joint ventures, discontinued operations, cumulative effect of a change in accounting principle and preferred distributions, plus amortization of interest capitalized, distributions from unconsolidated joint ventures, and fixed charges, minus interest capitalized and preferred distributions. Fixed charges consist of interest expensed, which includes credit enhancement fees and amortization of loan costs, interest capitalized, and preferred distributions.